UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

INDUSTRIAS BACHOCO, S.A.B. DE C.V.

(Name of Issuer)

Series B Shares, without par value*
(Title of Class of Securities)

MX01BA1D0003
(CUSIP Number of Class of Securities)

* The Series B Shares are listed on the Mexican Stock Exchange and the ISIN identifier is MX01BA1D0003

American Depositary Shares, each representing twelve Series B Shares
(Title of Class of Securities)

456463108**
(CUSIP Number of Class of Securities)

Gustavo Rodríguez Aradillas

Attorney-in-fact

Edificio del Noroeste, S.A. de C.V.

Bosque de Alisos 47-A 1er Piso A2-11

Bosques de las Lomas 05120, Ciudad de México

Tel. +52 (55)1105-1305

grodriguez@roblesmiaja.com.mx

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Edificio del Noroeste, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,432,007
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 145,432,007
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,432,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%[2]
14	TYPE OF REPORTING PERSON CO

[1]	The Reporting Person, together with its affiliates and related parties (as disclosed on the Schedule 13D), directly or indirectly own an aggregate of 584,932,007 Series B Shares (including in the form of American Depositary Shares), representing approximately 97.6% of Shares outstanding.
[2]	The calculation of this percentage is based on an aggregate of 599,380,457 Series B Shares (including in the form of American Depositary Shares) outstanding as of March 29, 2023.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 17, 2023 (the “Schedule 13D”) by Edificio del Noroeste, S.A. de C.V., a private corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (the “Reporting Person”), with respect to the Series B shares, without par value (the “Series B Shares”), of Industrias Bachoco, S.A.B. de C.V., a publicly-held corporation (sociedad anónima bursátil de capital variable) organized under the laws of United Mexican States (the “Issuer”) and American Depositary Shares (each of which represents twelve Series B Shares) of the Issuer (the “ADSs,” and together with the Series B Shares, the “Shares”).

On March 10, 2023, March 13, 2023, March 14, 2023, March 15, 2023, March 16, 2023, March 17, 2023, March 21, 2023, March 22, 2023, March 23, 2023, March 24, 2023 and March 27, 2023 the Reporting Person acquired, on the Bolsa Mexicana de Valores, S.A.B. de C.V., S.A.B. de C.V., through transactions individually executed with Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, in its capacity as intermediary, 48,078,147, 1,105,855, 385,998, 335,557, 213, 7,309,109, 49,784, 1,169, 7,188, 2,036 and 2,779 Series B Shares, respectively that, in the aggregate, represent 9.556% of the Issuer’s Shares (the “Transactions”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D. Furthermore, this Amendment should be read in conjunction with the Schedule 13D, as modified and amended by this Amendment, and any subsequent filings with the SEC. All capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

On March 28, 2023, the Board of Directors of the Issuer announced that it had resolved to initiate the process of delisting its ADSs from the New York Stock Exchange, termination of the Depositary Agreement with The Bank of New York related to its ADSs, and deregistration of its ADSs under the Act.

Item 5.	Interest in Securities of the Issuer

(c) In addition to the Transactions, which were effected at MX$91.955 per Series B Share on March 10, 2023, MX$91.997 per Series B Share on March 13, 2023, MX$91.990 per Series B Share on March 14, 2023, MX$92.000 per Series B Share on March 15, 2023, March 16, 2023, March 17, 2023 March 22, 2023 and March 24, 2023, MX$91.984 on March 21, 2023, MX$91.518 on March 23, 2023 and MX$91.750 on March 24, 2023, the Reporting Person made the following acquisitions, on the Bolsa Mexicana de Valores, S.A.B. de C.V., S.A.B. de C.V. (in the case of the acquisitions on March 10, 2023 through March 17, 2023, through transactions individually executed with Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, in its capacity as intermediary):

Date	Number of Series B Shares	Number of Series B Shares as a Percentage of the Issuer’s Shares	Price Per Series B Share
November 14, 2022	58,163	0.010%	MX$81.440
December 1, 2022	7,635	0.001%	MX$81.660
December 2, 2022	15,861	0.003%	MX$81.637
December 5, 2022	230	0.000%	MX$81.657
December 6, 2022	5,752	0.001%	MX$81.660
December 7, 2022	116,930	0.020%	MX$81.658

December 8, 2022	5,757	0.001%	MX$81.660
December 9, 2022	3	0.000%	MX$81.660
December 13, 2022	66,413	0.011%	MX$81.660
December 14, 2022	70,533	0.012%	MX$81.660
December 15, 2022	11	0.000%	MX$81.660
December 21, 2022	20,061	0.003%	MX$81.660
December 22, 2022	123,439	0.021%	MX$81.660
December 23, 2022	4,965	0.001%	MX$81.660
December 28, 2022	2,902	0.000%	MX$81.660
December 29, 2022	102,629	0.017%	MX$81.660
January 5, 2023	19,780	0.003%	MX$81.660
January 6, 2023	128,491	0.021%	MX$81.660
January 10, 2023	59,361	0.010%	MX$81.660
January 16, 2023	8,639	0.001%	MX$81.660
January 17, 2023	4,800	0.001%	MX$81.660
January 18, 2023	4,152	0.001%	MX$81.660
January 19, 2023	4,712	0.001%	MX$81.660
January 30, 2023	29,000	0.005%	MX$81.660
February 2, 2023	62,450	0.010%	MX$81.660
February 3, 2023	51,620	0.009%	MX$81.660
February 7, 2023	142,168	0.024%	MX$81.660
February 8, 2023	7,074	0.001%	MX$81.660
February 9, 2023	19,861	0.003%	MX$81.660
February 10, 2023	112,928	0.019%	MX$81.660
February 13, 2023	6,427	0.001%	MX$81.660
February 22, 2023	120	0.001%	MX$81.660

February 23, 2023	28,417	0.005%	MX$81.660
February 24, 2022	88,396	0.015%	MX$81.662
February 27, 2023	1	0.000%	MX$81.660
February 28, 2023	30,338	0.005%	MX$81.660
March 1, 2023	80,354	0.013%	MX$81.660
March 3, 2023	29,007	0.005%	MX$81.660
March 6, 2023	15	0.000%	MX$81.793
March 7, 2023	35	0.000%	MX$81.660
March 8, 2023	28,736	0.005%	MX$81.660
March 9, 2023	324	0.000%	MX$81.660

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2023	EDIFICIO DEL NOROESTE, S.A. DE C.V..

	By:	/s/ Armando Ramos
Name: Armando Ramos
Title: Authorized Signatory